================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  -------------

                                  SCHEDULE 13D/A

      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

                                (AMENDMENT NO. 25)

                                  -------------

                                PUBLIC STORAGE, INC.
                                  (NAME OF ISSUER)


                             COMMON STOCK, $.10 PAR VALUE
                            (TITLE OF CLASS OF SECURITIES)


                                    74460D-10-9
                                  (CUSIP NUMBER)

                                  -------------

                                  DAVID GOLDBERG
                               701 WESTERN AVENUE
                                    SUITE 200
                          GLENDALE, CALIFORNIA 91201-2397
                             (818) 244-8080, EXT. 1529

                     (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                    AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                   -------------

                                    MARCH 6, 2006
               (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

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



CUSIP No. 74460D-10-9                                          Page 2 of 9 Pages


--------------------------------------------------------------------------------

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         B. Wayne Hughes
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.       SEC USE ONLY
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

         PF, OO
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [_]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
------------------- ------ -----------------------------------------------------
    Number of              7.  SOLE VOTING POWER
      Shares                   19,901,850(1)
   Beneficially     ------ -----------------------------------------------------
     Owned By              8.  SHARED VOTING POWER
       Each                    0
   Reporting        ------ -----------------------------------------------------
   Person With             9.  SOLE DISPOSITIVE POWER
                               19,901,850(1)
                    ------ -----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER
                               0
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         19,901,850(1)
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [_]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         15.3%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON REPORTING

         IN
--------------------------------------------------------------------------------

----------------
(1) Includes shares held indirectly including shares held of record by the B.W. Hughes Living Trust, B. Wayne Hughes 5-04 Annuity Trust, B. Wayne Hughes 6-04 Annuity Trust, B. Wayne Hughes 9-05 Annuity Trust and American Commercial Equities LLC as to which Mr. Hughes has voting and dispositive power, shares held by a custodian of an individual retirement account for Mr. Hughes as to which he has investment and dispositive power and shares held in Issuer's 401(k) Plan as of March 1, 2006. Percentage of class based on number of shares outstanding at March 1, 2006.

CUSIP No. 74460D-10-9                                         Page 3 of 9 Pages



1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         B. Wayne Hughes, Jr.
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)  [_]
                                                                        (b)  [X]
--------------------------------------------------------------------------------
3.       SEC USE ONLY
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

         PF, BK, OO
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [_]
--------------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
------------------- ------ -----------------------------------------------------
    Number of              7.  SOLE VOTING POWER
      Shares                   4,736,080(1)
   Beneficially    ------ ------------------------------------------------------
     Owned By              8.  SHARED VOTING POWER
       Each                    11,348(2)
    Reporting      ------ ------------------------------------------------------
   Person With             9.  SOLE DISPOSITIVE POWER
                               4,736,080(1)
                   ------ ------------------------------------------------------
                           10. SHARED DISPOSITIVE POWER
                               11,348(2)
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         4,736,080(1,2)
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                             [_]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         3.7%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON REPORTING

         IN
--------------------------------------------------------------------------------


----------------
(1) Includes shares held indirectly including shares held on Issuer's 401(k) Plan as of March 1, 2006 and shares allocated to 60% interest in shareholdings of American Commercial Equities Two LLC. Percentage of class based on number of shares outstanding at March 1, 2006.
(2) Includes 11,348 shares held of record jointly by Mr. Hughes, Jr. and Ms. Hughes.

CUSIP No. 74460D-10-9                                          Page 4 of 9 Pages



--------------------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Tamara Hughes Gustavson (formerly Tamara L. Hughes)
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)  [_]
                                                                        (b)  [X]
--------------------------------------------------------------------------------
3.       SEC USE ONLY
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS
         PF, OO
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
------------------- ------ -----------------------------------------------------
    Number of              7.  SOLE VOTING POWER
      Shares                   21,470,312(1)
   Beneficially     ------ -----------------------------------------------------
     Owned By              8.  SHARED VOTING POWER
       Each                    11,348(2)
   Reporting        ------ -----------------------------------------------------
   Person With             9.  SOLE DISPOSITIVE POWER
                               21,470,312(1)
                    ------ -----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER
                               11,348(2)
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         21,481,660(1,2)
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [_]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         16.6%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON REPORTING

         IN
--------------------------------------------------------------------------------

----------------
(1) Includes shares held indirectly including shares held on Issuer's 401(k) Plan as of March 1, 2006 and shares allocated to 39% interest in shareholdings of American Commercial Equities Two LLC. Percentage of class based on number of shares outstanding at March 1, 2006.
(2) Includes 11,348 shares held of record jointly by Mr. Hughes, Jr. and Ms. Hughes.

                This Amendment No. 25 (this "Amendment") amends and supplements the Statement on Schedule 13D, as amended (the "Schedule 13D"), relating to the shares of common stock, par value $.10 per share (the "Shares"), of Public Storage, Inc. (the "Issuer"), previously filed by B. Wayne Hughes, B. Wayne Hughes, Jr. and Tamara Hughes Gustavson (together, the "Reporting Persons" or the "Hughes Family"). This Amendment is being filed to update the Schedule 13D in light of certain recent events.

                  Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D, and unless amended or supplemented hereby, all information previously filed remains in effect.

ITEM 4.  PURPOSE OF THE TRANSACTION

Item 4 is hereby amended to add the following:

                  On March 6, 2006, Issuer entered into an agreement and plan of merger (the "Merger Agreement") with Shurgard Storage Centers, Inc. ("Shurgard") and ASKL Sub LLC, a subsidiary of Issuer. A copy of the Merger Agreement is attached as Exhibit 6 hereto and is incorporated herein by reference.

                  In connection with the Merger Agreement, the Reporting Persons, on behalf of certain controlled affiliates (the "Stockholders"), have entered into a voting agreement with Shurgard (the "Voting Agreement"). A copy of the Voting Agreement is attached as Exhibit 7 hereto and is incorporated herein by reference.

                  Under the Voting Agreement, each Stockholder agreed to vote (or cause to be voted) the Shares beneficially owned by such Stockholder ("Voting Shares") in favor of the Merger Agreement and related transactions contemplated therein, and against any actions or agreements that (A) result in a breach of any covenant, representation or warranty or any other obligation or agreement under the Merger Agreement or of the Stockholders under the Voting Agreement or (B) impede, interfere with, delay, discourage, postpone, or adversely affect the merger or the transactions contemplated by the Merger Agreement or Voting Agreement. In furtherance of the Voting Agreement, each Stockholder granted to certain officers or agents of Shurgard an irrevocable proxy to vote its Shares in accordance with the foregoing.

                  Further, under the Voting Agreement, each Stockholder agreed not to transfer, directly or indirectly, any Voting Shares, or grant any proxy, power-of-attorney or other authorization or interest in or with respect to Voting Shares, or deposit Voting Shares into a voting trust or enter into a voting agreement or arrangement unless and until such Stockholder has taken all actions (including the endorsement of a legend on the certificates evidencing such Shares) necessary to ensure that such Voting Shares will at all times be subject to the rights, powers and privileges granted or conferred, and subject to all restrictions, covenants and limitations imposed by the Voting Agreement and has caused any transferee of any of Voting Shares to execute and deliver to Shurgard an agreement and irrevocable proxy consistent with the terms of the Voting Agreement. However, nothing in the Voting Agreement will prevent a Stockholder from trans-ferring Subject Shares which represent in the aggregate 1% or less of the outstanding shares of Issuer's common stock for estate tax planning purposes or to any charitable organization.

                  The Voting Agreement provides that it will terminate on the earlier of (a) the consummation of the transactions contemplated by the Merger Agreement and (b) the termination of the Merger Agreement according to its terms.

                  In connection with the Merger Agreement and Voting Agreement, the Board of Directors of Issuer also has waived the ownership limitation set forth in Issuer's charter with respect to the Hughes Family (the "Waiver"). The Waiver allows the Hughes Family to buy Shares after the closing of the merger in an amount such that their collective total ownership of Shares, as a percentage of all outstanding Shares, after the closing of the merger will be equal to their collective total ownership of Shares, as a percentage of all outstanding Shares, as of the Board's approval of the Merger Agreement. The Waiver is contingent on the closing of the merger, and amends the Shareholders' Agreement between Issuer and the Reporting Parties, dated as of November 16, 1995 (the "Shareholders Agreement"). Notwithstanding the foregoing, and subject to the Hughes Family's obligations under the Waiver, the Shareholders Agreement and the Voting Agreement, the Hughes Family may determine to change their investment intent with respect to Issuer at any time in the future. In reaching any conclusion as to their future course of action, the Hughes Family will take into consideration various factors, such as the Hughes Family's financial condition and financial plans, other development concerning the Hughes Family, Issuer's business and prospects, other developments concerning Issuer, other business opportunities available to Issuer and general economic and stock market conditions, including, but not limited to, the market price of the Shares. The Hughes Family reserves the right, based on all relevant factors, and in each case subject to the provisions of the Waiver, the Shareholders Agreement and the Voting Agreement, to acquire additional Shares in the open market or in privately negotiated transactions, to dispose of all or a portion of their respective holdings of Shares, or to change their intention with respect to any or all of the matters referred to in this Item.

                  References to and descriptions of the Merger Agreement and the Voting Agreement as set forth herein are qualified in their entirety by reference to the copies of the Merger Agreement and the Voting Agreement and are incorporated herein by reference in their entirety where such references and descriptions appear.

Item 5.  Interest in Securities of the Issuer

                  As of March 9, 2006, each Reporting Person owned (or was deemed to own) the aggregate number of Shares set forth below opposite his or her name. Such Shares constitute approximately 35.5% in the aggregate of the approximate total number of Shares outstanding on March 9, 2006.


     ------------------------------- ------------------------- --------------------------------------------
     Reporting Person                 No. of Shares             Approximate % of Shares Outstanding
     -------------------------------- ------------------------- -------------------------------------------
     ------------------------------- ------------------------- --------------------------------------------
     B. Wayne Hughes                  19,901,850 (1)            15.3%
     -------------------------------- ------------------------- -------------------------------------------
     ------------------------------- ------------------------- --------------------------------------------
     B. Wayne Hughes, Jr. and         11,348 (2)                0.0%
     Tamara Hughes Gustavson
     -------------------------------- ------------------------- -------------------------------------------
     ------------------------------- ------------------------- --------------------------------------------
     B. Wayne Hughes, Jr.             4,736,080 (3)             3.6%
     -------------------------------- ------------------------- -------------------------------------------
     ------------------------------- ------------------------- --------------------------------------------
     Tamara Hughes Gustavson          21,470,312 (4)            16.5%
     -------------------------------- ------------------------- -------------------------------------------


         (1) Includes Shares held indirectly including shares held of record by the B.W. Hughes Living Trust, B. Wayne Hughes 5-04 Annuity Trust, B. Wayne Hughes 6-04 Annuity Trust, B. Wayne Hughes 9-05 Annuity Trust and American Commercial Equities LLC as to which Mr. Hughes has voting and dispositive power, Shares held by a custodian of an individual retirement account for Mr. Hughes as to which he has investment and dispositive power and Shares held in Issuer's 401(k) Plan as of March 1, 2006. Percentage of class based on number of Shares outstanding at March 1, 2006.

         (2) Shares held of record jointly by Mr. Hughes, Jr. and Ms. Hughes as to which they have joint voting and dispositive power.

         (3) Includes Shares held by custodians of individual retirement accountsfor Mr. Hughes, Jr. and his wife as to which each has investment and dispositive power, Shares held by Mr. Hughes, Jr. and his wife as custodians for their children as to which they have voting and dispositive power, Shares held in Issuer's 401(k) Plan as of March 1, 2006 and shares allocated to 60% interest in shareholdings of American Commerical Equities Two LLC. Excludes Shares held of record jointly by Mr. Hughes, Jr. and Ms. Hughes as to which they have joint voting and dispositive power.

         (4) Includes Shares held by a custodian of an individual retirement account for Ms. Hughes as to which she has investment and dispositive power, Shares held by Ms. Hughes' husband as to which he has investment and dispositive power, Shares held by Ms. Hughes and her husband as custodians for their children, as to which they have voting and dispositive power, Shares held in Issuer's 401(k) Plan as of March 1, 2006 and shares allocated to 39% interest in shareholdings of American Commercial Equities Two LLC. Excludes Shares held of record jointly by Mr. Hughes, Jr. and Ms. Hughes as to which they have joint voting and dispositive power.

                  During the 60-day period ending March 6, 2006 and subsequent to that date through March 9, 2006, the Reporting Persons purchased or sold the number of Shares in the transactions, on the transaction dates and at the prices per Share (not including commissions) set forth below opposite his, her or its name.




----------------------- --------------------- --------------------- --------------------- -------------------
Reporting Person        Transaction Date      No. of Shares         Type of Transaction   Price Per Share
                                              Bought (Sold)
----------------------- --------------------- --------------------- --------------------- -------------------
----------------------- --------------------- --------------------- --------------------- -------------------
B. Wayne Hughes         1/6/06                 (534,600)             (1)                   (1)
----------------------- --------------------- --------------------- --------------------- -------------------
----------------------- --------------------- --------------------- --------------------- -------------------
B. Wayne Hughes, Jr.    1/6/06                 324,000               (1)                   (1)
----------------------- --------------------- --------------------- --------------------- -------------------
----------------------- --------------------- --------------------- --------------------- -------------------
Tamara Hughes           1/6/06                 210,600               (1)                   (1)
Gustavson
----------------------- --------------------- --------------------- --------------------- -------------------


         (1) Transfer of 99% interest held by Mr. Hughes in American Commercial Equities Two LLC for benefit of Mr. Hughes' grandchildren and represents allocated Shares held by American Commercial Equities Two LLC. American Commercial Equities Two LLC held substantial other assets and no price was separately allocated to Shares.

                  To the best of the Reporting Persons' knowledge, except as disclosed herein, none of the Reporting Persons have any beneficial ownership of any Shares as of March 6, 2006 and subsequent to that date through March 9, 2006, or has engaged in any transaction in any Shares during the 60-day period ending March 6, 2006 and subsequent to that date through March 9, 2006.

                  Except as disclosed herein, no other person is known to the Reporting Persons to have the right to receive or the power to direct receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Persons.



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  The response to Item 4 is incorporated herein by reference.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

                  Exhibit 6. Agreement and Plan of Merger, dated as of March 6, 2006, by and among Shurgard Storage Centers, Inc., Public Storage, Inc. and ASKL Sub LLC (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Public Storage, Inc. on March 7, 2006).

                  Exhibit 7.        Stockholders Voting Agreement, dated as
                                    of March 6, 2006, by and between Shurgard
                                    Storage Centers, Inc. and the parties listed on Schedule A attached thereto (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Public Storage, Inc. on March 7,
                                    2006).

                  Exhibit 8:        Power of Attorney, dated as of March 9,
                                    2006.

                                   SIGNATURE

                  After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                    -------------------*------------------
                                    B. Wayne Hughes

                                    -------------------*------------------
                                    B. Wayne Hughes, Jr.

                                    -------------------*------------------
                                    Tamara Hughes Gustavson

March 9, 2006

* David Goldberg as attorney-in-fact

/s/ David Goldberg
--------------------------------------
David Goldberg